FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2013

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

Item
1	Translation of letter to the Buenos Aires Stock Exchange dated February 8, 2013

Item 1

TRANSLATION

Autonomous City of Buenos Aires, February 8, 2013

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Ref: Information pursuant to Section 23 of the
Regulations of the Buenos Aires Stock Exchange

Dear Sirs:

The purpose of this letter is to comply with the requirements of Section 23 of the Regulations of the Buenos Aires Stock Exchange.

In that connection, please be advised that, on the date hereof, YPF S.A. ("YPF") has been served notice of a judicial claim filed by Repsol S.A. ("Repsol"), for allegedly engaging in acts of unfair competition practices under Spanish law.

The claim was filed by Repsol on July 31, 2012 before the Commercial Court No. 1 of Madrid (Spain), in the Regular Procedure No. 395/2012 (the "Complaint") and is the same claim that was reported by local and international media months ago at the request of the plaintiff.

As set forth in the claim, Repsol asks the Court to:

(A) declare that the offering of exploitation rights (including any rights or interest, temporary or permanent, limited or absolute) on YPF's strategic assets (particularly, the field of unconventional hydrocarbon resources known as "Vaca Muerta") (the "Strategic Assets") to third parties that are Repsol's competitors, constitutes an unfair competition practice;

(B) order YPF to cease the offering of exploitation rights with respect to Strategic Assets and prohibit YPF from negotiating and entering into agreements with third parties to grant such rights to exploit the referred assets; and

(C) assuming that the claim is upheld, order publication, at the expense of YPF, of the judgment in several national (Spanish) and international newspapers, as well as notification to the regulatory authorities of the Spanish and Argentine stock and hydrocarbon markets.

Without prejudice to the legal analysis of the claim that YPF will perform in connection with its defense, the company categorically rejects the allegations of unfair competition practices being carried out through the offering of exploitation rights with respect to its Strategic Assets, as such exploitation is part of the ordinary course of its business consistent with its corporate purpose, which includes the exploitation, by itself or in collaboration with third parties, of such assets.

TRANSLATION

Consequently, YPF believes that such action is totally inadmissible, as is the intervention of the Spanish courts to hear it, and will oppose the actions with legal defenses available to it to better defend its interests and those of its shareholders.

Yours faithfully,

Gabriel E. Ábalos
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: February 11, 2013	By:	/s/ Gabriel E. Abalos
	Name: Title:	Gabriel E. Abalos Market Relations Officer